Part II

Item 4. (continued)

EXHIBIT 11

CHASE PREFERRED CAPITAL CORPORATION
Computation of net income per common share
(in thousands, except share and per share amounts)
(Unaudited)

Net income for basic and fully diluted earnings per share is computed by subtracting from the applicable earnings the dividend requirements on preferred stock to arrive at earnings applicable to common stock and dividing this amount by the weighted average number of shares of common shares outstanding during the period.

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands, except shares outstanding)
	2001	2000	2001	2000
Earnings:

Net income	$ 88,625	$ 167,372	$ 396,056	$ 313,798

Less: Preferred stock dividend requirements	91,979	135,114	323,029	247,206

Net income (loss) applicable to common stock	$ (3,354)	$ 32,258	$ 73,027	$ 66,592

Shares:
Average common shares outstanding	1	1	1	1

Basic and fully diluted net income (loss) per share:	$ (3,354)	$ 32,258	$ 73,027	$ 66,592